

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 22, 2016

Jeffrey H. Vanneste
Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48033

>   **Re: Lear Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 9, 2016**
>   **File No. 001-11311**

Dear Mr. Vanneste:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1. You state on pages 12 and 89 of the 10-K that BMW accounted for approximately 10% of your 2015 net sales. Websites appearing to be affiliated with BMW offer information about BMW dealerships and the sale of BMW vehicles in Sudan and Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information, or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Rate Sensitivity, page 42

3. We note that you include disclosure of foreign exchange risk and commodity pricing risk as part of your market rate sensitivity disclosure required by Item 305 of Regulation S-K. In light of the amended credit agreement and term loan borrowings in 2015 which are based on a variable interest rate, please revise to include quantitative and qualitative information about interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Notes to Consolidated Financial Statements

(12) Segment Reporting, page 88

4. We note from your disclosures earlier in the filing that your seating products include leather, structures, sewing & cutting, etc. Please tell us your consideration for disclosing revenue for each product and service (or group of similar products and services) as required by ASC 280-10-50-40.

Form 8-K furnished April 27, 2016

5. We note that the top of your press release discloses highlights which include certain non-GAAP financial measures such as core operating earnings, core operating margin, and adjusted earnings per share, without equal or more prominent disclosure of the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Form DEF14A

6. We note your disclosure of free cash flow of $831 million for 2015 on page 28. We further note from page 35 that free cash flow is cash provided by operating activities, less capital expenditures, excluding certain transactions. Please note that although Instruction 5 to Item 402(b) of Regulation S-K permits the disclosure of target levels that are non-GAAP financial measures in your compensation discussion and analysis, you are still required to disclose how the number is calculated. In this regard, please revise to more clearly define free cash flow, or include free cash flow in your Appendix A reconciliation of non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure